Mail Stop 3561

July 27, 2009

Robert J. Kinloch
Chief Executive Officer
Maverick Minerals Corporation
2501 Lansdowne Avenue
Saskatoon, Saskatchewan
S7J IH3, Canada

> **Re:** **Maverick Minerals Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **Filed July 17, 2009**
> **File No. 000-25515**

Dear Mr. Kinloch:

We have limited our review of your filing to those issues we have addressed in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed July 17, 2009

Changes in Control, page 7

1. We note your response to comment two of our letter dated June 30, 2009. Please confirm that the amount currently outstanding under the credit facility with Donna Rose is $1,000,000.

<u>Proposal 5, page 17</u>

2. Please explain the consequences to stockholders generally, if any, of opting out of the acquisition of controlling interest provisions of the Nevada Statutes.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. As appropriate, please amend your filings in response to these comments. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Conrad Nest, Esq.
    Via facsimile (604) 687-6314